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                                                                  Exhibit (a)(4)


FROM:        Andrew Zimmerman, Chief Executive Officer

SUBJECT:     OFFER TO EXCHANGE OPTIONS

DATE:        SEPTEMBER 19, 2002

         Some of our outstanding options, whether or not they are currently exercisable, have exercise prices that are significantly higher than the current market price of our shares. We believe these options do not provide adequate incentives because of their high exercise prices. To remedy this, the Board of Directors has adopted resolutions offering to all eligible employees who hold stock options with exercise prices per share greater than or equal to $0.80 the opportunity to exchange their outstanding stock options for options exercisable at the lesser of (1) $0.24 or (2) the fair market value of our stock on October 18, 2002. However, employees who are subject to tax in the Netherlands may elect to have the exercise price of their new option be either (1) the lesser of $0.24 or the fair market value of our stock on October 18, 2002 or (2) the fair market value of our stock on October 18, 2002. We have structured the offer to provide this election to employees who are subject to tax in the Netherlands to give them the opportunity to avoid potentially adverse Dutch tax consequences that do not apply to other Predictive employees.

         Predictive Systems, Inc. ("Predictive," also referenced herein as "Company," "us," "we" and "our") is making the offer upon the terms and conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options (the "Offer to Exchange"); (2) this memorandum; (3) the Election Form; and (4) the Notice to Withdraw from the Offer. Together, these make up the "offer." Please read these documents carefully before you make any decisions regarding the offer. This offer expires at midnight, Eastern Time, on October 17, 2002.

         If you elect to participate in this exchange, your eligible unexercised stock options will be cancelled on October 18, 2002 and a new option (a "New Option") will be granted to you on the same day. It is an all or nothing offer, so if you elect to participate, you must elect to cancel all of your options that have an exercise price at or above $0.80 per share. In exchange for all of your eligible options except the "Regranted Options," which are any options with an exercise price of $1.55, $2.90 or $17.75 per share, you will receive one (1) share for each share that you elect to exchange. You will not receive any New Options in exchange for the Regranted Options; however, the Regranted Options must be tendered and cancelled in order to participate in the exchange at all.

         If you elect to participate in this exchange and you submit your election form, during the election period you may monitor the fair market value of our common stock to determine the degree to which you will benefit from this offer. Should you decide after submitting your election form that you do not wish to participate in the offer, you may withdraw from the offer for any reason, or for no reason at all, until midnight, Eastern Time, on October 17, 2002. If you are subject to tax in the Netherlands and you desire to change your decision with regards to the exercise price of your New Option after you submit your election form, you may withdraw from the offer and submit a new election form indicating your revised choice of exercise price until midnight, Eastern Time, on October 17, 2002.


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         Certain terms of the New Option (such as the vesting schedule) will be different from the options you hold now, so please read all of the offer documents carefully. There must be strict adherence to the following rules and terms:

ELIGIBILITY

         You may participate if you are an employee of Predictive or one of Predictive's subsidiaries as of the date the offer commences and remain an employee through the date on which the tendered options are cancelled, but only if you reside and work in one of the following countries: the United States, Germany, the Netherlands or the United Kingdom. However, non-employee directors are not eligible to participate. If, for any reason, you are no longer an employee of Predictive as of that date, we will not accept your tender of options. Any options you tendered will not be cancelled as a result of the offer and will remain intact and exercisable for the time period and to the extent set forth in your option agreement.

THE NEW OPTIONS

1. All grants cancelled pursuant to this offer are eligible to be exchanged for New Options, except the Regranted Options. Regranted Options will be cancelled but will not be exchanged for New Options.

2. All New Options will be granted under the 1999 Stock Incentive Plan, as amended.

3. The New Option will be priced at the lesser of (1) $0.24 or (2) the fair market value of our common stock on the day it is granted, which is defined as the closing sales price of our common stock on the Nasdaq National Market, or any other securities quotation system or any stock exchange on which our shares are then quoted or listed, on the date of grant. However, if you are subject to tax in the Netherlands, you may elect to have the exercise price of your New Option be either (1) the lesser of $0.24 or the fair market value of our stock on the day it is granted or (2) the fair market value of our stock on the day it is granted. We will grant the New Option on the same day that we cancel your old options, which will be the first business day after the expiration of the offer. We expect to cancel old options and grant New Options on October 18, 2002, unless we have to change the date because the offer is extended beyond its original expiration date. We cannot predict the exercise price of the New Option, but we can guarantee that the exercise price will not be higher than $0.24 per share (unless you are subject to tax in the Netherlands, in which case you might have a different exercise price as a result of your election). For example, if Predictive's stock appreciates to $0.45 per share when the new grants are made, your replacement option will have an exercise price of $0.24 per share. Alternatively, if Predictive's stock has a value of $0.15 per share on the grant date of the New Options, your replacement option will have an exercise price of $0.15 per share.

4. Each New Option will vest in accordance with a new 4 year vesting schedule, which will begin on the date the New Option is granted. The New Options will vest in 48 equal monthly installments. However, the vesting period will be accelerated based on your years of service with Predictive measured from the date we cancel the options as follows:


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                 Years of Service                 Months Vested Immediately
            --------------------------------- ----------------------------------

                     4+ years                             15 months

                     3-4 years                            12 months

                     2-3 years                             9 months

                     1-2 years                             6 months

                     0-1 year                              3 months

     Since your New Option will be subject to this new vesting schedule, if your employment terminates for any reason, you may not have the opportunity to exercise as many of your New Option shares as you would have been able to exercise under your old options, since your New Options may not be as fully vested. As a result, you may not receive as much, or any, benefit from your New Option as you would have received if you had retained your old options.

5. Regranted Options, which are any options with an exercise price of $1.55, $2.90 or $17.75 per share, will be cancelled but will not be replaced with New Options. All other cancelled grants will be replaced with a New Option on the same day your old options are cancelled. We expect to cancel old options and grant New Options on October 18, 2002, unless we have to change the date because the offer is extended beyond its original expiration date.

6. If your employment with the Company terminates voluntarily OR involuntarily prior to October 18, 2002, you will not receive a New Option because we will not accept your tender of options. Any options you tendered will not be cancelled as a result of the offer and will remain intact and exercisable for the time period and to the extent set forth in your option agreement. Unless expressly provided in your employment agreement or by the laws of the country in which you reside and work, your employment with Predictive will remain "at will" and can be terminated by you or Predictive at any time, with or without cause or notice.

7. All other rules of the 1999 Stock Incentive Plan, as amended, will be applied, and your New Option will be subject to a new stock option agreement between you and us.

ELIGIBLE GRANTS AND OPTION CANCELLATION RULES

1. Only options with exercise prices at or above $0.80 per share are eligible for this offer, and if you elect to participate, you must include all your unexercised options with exercise prices at or above $0.80 per share in your election (including Regranted Options, for which you will receive nothing in exchange). The entire unexercised portion of these grants will be cancelled.

2. If you are an eligible employee, you can elect to participate in this offer and have your eligible options cancelled in exchange for New Options if your election for exchange is received by midnight, Eastern Time on October 17, 2002 or, if we have extended the offering period, by the new expiration of the offer. This deadline will be strictly enforced, so please keep it in mind.


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3.   We will cancel options we accept for exchange on the first business day after the expiration of the offer. We expect this cancellation date to be October 18, 2002. We will grant the New Options on the same day.

4.   Once your old options are cancelled, you lose all rights to them.


         THIS OFFER IS NOT A GUARANTY OF EMPLOYMENT FOR ANY PERIOD. UNLESS EXPRESSLY PROVIDED IN YOUR EMPLOYMENT AGREEMENT OR APPLICABLE LAWS OF A NON-U.S. JURISDICTION, YOUR EMPLOYMENT WITH THE COMPANY REMAINS "AT WILL" AND MAY BE TERMINATED AT ANY TIME BY EITHER YOU OR THE COMPANY, WITH OR WITHOUT CAUSE OR NOTICE.

         All eligible option holders who wish to participate in this option exchange must complete a Predictive Systems, Inc. Offer to Exchange Options Election Form ("Election Form") and hand deliver or fax a signed copy to Kristin Chubbuck at fax number (212) 719-5595 or at Predictive Systems, Inc., 19 West 44th Street, 9th Floor, New York, New York 10036, telephone number: (212) 659-3743 by October 17, 2002, no later than midnight, Eastern Time.

         You are required to make your election to "accept" the exchange agreement and identify the option grant(s) being cancelled if you wish to participate.

         Predictive intends to e-mail a confirmation of receipt to you within two (2) business days of receiving your Election Form. This will merely be a confirmation that we have received your Election Form; your options will not be cancelled until October 18, 2002, which is the first business day following the expiration of the Offer. If you have not received such a confirmation of receipt, it is your responsibility to ensure that Kristin Chubbuck has received your Election Form.

         IF YOUR ELECTION IS RECEIVED AFTER MIDNIGHT, EASTERN TIME ON OCTOBER 17, 2002, IT WILL NOT BE ACCEPTED AND YOU WILL BE CONSIDERED TO HAVE DECLINED TO ACCEPT THE EXCHANGE OFFER.

         Attached to this e-mail, you are also receiving a more detailed document, entitled the Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), explaining the program in greater detail, along with an Election Form, a Notice to Withdraw from the Offer and a copy of the Predictive Systems, Inc. 1999 Stock Incentive Plan Prospectus. The information contained in (1) the Offer to Exchange; (2) this memorandum; (3) the Election Form; and (4) the Notice to Withdraw from the Offer together constitutes the entire offer and we strongly urge you to read these documents carefully and to consult your own legal and tax advisors before deciding whether or not to participate.



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